Exhibit 12

VIACOM INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDEND REQUIREMENTS
(In millions except ratios)

	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
Earnings (loss) before income taxes	$2,861.2	$3,734.2	$776.3	$560.6	$780.0
Add:
Distributions from affiliated companies	37.7	39.7	55.6	48.3	26.4
Interest expense, net of capitalized interest	774.9	847.2	968.6	821.8	448.9
Capitalized interest amortized	—	—	—	2.2	5.7
1/3 of rental expense	332.6	317.2	332.5	279.4	200.6

Total Earnings	$4,006.4	$4,938.3	$2,133.0	$1,712.3	$1,461.6

Fixed charges:
Interest expense, net of capitalized interest	$774.9	$847.2	$968.6	$821.8	$448.9
1/3 of rental expense	332.6	317.2	332.5	279.4	200.6

Total fixed charges	$1,107.5	$1,164.4	$1,301.1	$1,101.2	$649.5
Preferred Stock dividend requirements	—	—	—	—	0.8

Total fixed charges and Preferred Stock dividend requirements	$1,107.5	$1,164.4	$1,301.1	$1,101.2	$650.3

Ratio of earnings to fixed charges	3.6x	4.2x	1.6x	1.6x	2.3x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	3.6x	4.2x	1.6x	1.6x	2.2x